Dykema Gossett PLLC

Suite 300

39577 Woodward Avenue

Bloomfield Hills, Michigan 48304

WWW.DYKEMA.COM

Tel: (248) 203-0700

Fax: (248) 203-0763

D. Richard McDonald

Direct Dial: (248) 203-0859

Email: DRMCDONALD@DYKEMA.COM

September 13, 2011

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2010

Filed on March 3, 2011

File No. 000-22903

Dear Mr. Krikorian:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated August 19, 2011 with respect to the Company’s Form 10-K For the Fiscal Year Ended December 31, 2010, filed on March 3, 2011. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Capitalized terms not defined in this letter have the meanings assigned to them in Form 10-K for the Fiscal Year Ended December 31, 2010.

Form 10-K for the Year Ended December 31, 2010

Part II

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.

We note your disclosure elsewhere discusses possible trends that could materially impact your results of operations though these trends do not appear to be fully addressed in MD&A. For instance, we note your discussion of an upward trend in labor costs in India. Given that nearly four-fifths of your billable workforce is comprised of employees in India, and that you view your increased billable workforce as the primary factor contributing to the 27% increase in your revenues in 2010, this would appear to be trend information that should be discussed in MD&A. In this regard, we note that your

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Mr Stephen Krikorian

September 13, 2011

discussion regarding the primary factors associated with cost increases in each of your four segments identified increases in headcount and salary increments. To the extent “salary increments” refer to mandatory wage increases, as opposed to raises in salary as determined by management, the disclosure is unclear. As another example, it appears that the increase in income tax rate expected to take effect in 2011 is known trend information the impact of which, if material, should be discussed in MD&A. Please tell us what consideration was given to discussing and quantifying these or other known trends either in the MD&A overview or elsewhere in MD&A.

The Company currently discusses on Page 27 of the 10K, under the MD&A overview section, headcount and cost related trends that could materially impact the Company’s results of operation including the measures undertaken to address the same.

Further, the discussion regarding the primary factors associated with cost increases in each of the four segments identified increases in headcount and salary increments. To clarify, these salary increments are not mandatory and refer to increases in salary as determined by management. In future filings, the Company will appropriately include this clarifying language. Further, on page 33 of the 10K MD&A section, under Income Tax Matters, the company currently discusses the locations of its various software development centers/units and the corresponding favorable tax provisions due to their registration status. Like all other businesses when external costs such as labor costs or tax expenses increase, the Company seeks price increases and other cost reductions to maintain profitability. In future filings the Company will provide additional clarification as to any known trend that the Company believes will have a material impact on continuing operations.

Income Tax Matters, page 33

2.	We note from your risk factor disclosure that if you were to repatriate all undistributed repatriable earnings of your foreign subsidiaries you would incur taxes of approximately $171 million. Your footnote disclosure indicates that at least some portion of your cash, cash equivalents and short-term investments are held in countries outside of the U.S., primarily India. Please tell us the amounts of each held outside of the U.S. and what consideration you have given to disclosing those amounts within your discussion of liquidity. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The Company currently discusses on Page 32 of the 10K, under the Liquidity and Capital Resources section, the disclosures around composition of cash and cash equivalents and reference to the amounts held by India based entities. Further, as at December 31, 2010, out of the total year-end cash and cash equivalent and short term investment balance of $287.2 million, an amount of $257.6 million was held by foreign subsidiaries. The Company’s earnings are permanently invested outside the US with no plans to repatriate at this time. The sentence in the current MD&A regarding theoretical cost of repatriation is gratuitous and may be confusing to

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Mr Stephen Krikorian

September 13, 2011

some. Therefore, the Company proposes that the sentence be deleted from future filings. Also see Note 2 on page F-9 for disclosure of the locations of cash and cash equivalents and the disclosure regarding investments on page F-10.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2009

KPO Revenues, page 29

3.	We note that on June 1, 2010, by letter agreement, a joint venture between you and an affiliate of State Street Bank was completed. Your disclosure also indicates that the reduction in KPO fees reduced revenue in the year ended December 31, 2010. Tell us the nature and amounts of the eight credits to be paid in installments from June 2010 to March 2012 and what consideration you gave to disclosing such amounts.

Please note that the referenced June 1, 2010 letter agreement with an affiliate of State Street Bank was filed as exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. The information referenced concerning the amount of the credits constitutes commercial or financial information that is privileged or confidential and subject to an Order Granting Confidential Treatment Under the Securities Exchange Act of 1934, dated August 24, 2010 (CF No. 25540).

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 28, 2011

Determining Executive Compensation, page 2

4.	We note your statement that the Compensation Committee uses Market Data, defined by you as “publicly available data, peer group analysis, consultant information and other data” in determining executive compensation. Yet, you do not identify the companies comprising the peer group whose compensation practices you considered nor indicate how your compensation practices compared to those of the peer group. Additionally, when utilizing peer group data, you should indicate how you used the market compensation information, even if no formula is used. In your response letter and with a view towards disclosure, please identify the data used by your Compensation Committee, including survey components, component companies, and the elements of compensation considered. Explain further your reference to “other data.”

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Mr Stephen Krikorian

September 13, 2011

As stated on page 9 of the proxy, at the beginning of each year the Compensation Committee uses Market Data and its own evaluation of local market conditions, the experience and responsibilities of NEOs, and the perceived risk of a NEO accepting alternative employment to set compensation. The reference to peer groups is to the same peer group companies identified as constituting the Peer Group for purposes of the Performance Graph disclosed under Item 5 of the 10-K. This will be explicitly stated in future filings. The data used by the Compensation Committee includes information provided by compensation consultants and publicly available regarding salary, bonus and long-term equity compensation as well as job descriptions and duties. The reference to ‘other data’ refers to the Compensation Committee’s own members knowledge of and years of experience in evaluating local market conditions, the Compensation Committee’s knowledge of the experience and responsibilities of the NEOs and the Compensation Committee members’ own perceptions of the risk of particular NEOs accepting alternative employment. The Compensation Committee believes overall compensation packages compared to those of our peer group must be competitive but should not be industry leading or substantially below what is available to our NEOs. Future filings will include an increased description in this area.

5.	Please tell us whether you used more than one compensation consultant in determining executive compensation for fiscal year 2010 and, if so, identify each consultant and disclose the scope of the work performed by each.

The Company did not use any compensation consultants other than Fred Cook & Associates, the consultant currently disclosed in our proxy statement.

6.	We note that the grant size of long-term incentive plan compensation was determined based on input from the 2010 Chief Executive Officer and President. Please clarify whether and to what extend the Chief Executive Officer has a role in determining his own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

The CEO has no role in determining his own compensation. CEO compensation is determined solely by the Compensation Committee. This will be disclosed in future filings.

7.	You state that overall compensation packages are targeted to be competitive in the markets in which you compete. In your response letter and with a view towards disclosure, expand your discussion to define the markets to which you refer. Further, expand your discussion to clarify your reference to local market conditions and how this differs from Market Data.

‘Markets’ means those companies in geographies in which we do business that may target and hire our NEOs. ‘Local market conditions’ has a more restricted geographical focus. For example, the job market in the State of Michigan or the City of Detroit is a local market condition and this local market condition may or may not be less favorable than regional or national or international markets. Local market conditions also contain fewer companies and competitors. ‘Market Data” is generally broader covering many companies and competitors and

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Mr Stephen Krikorian

September 13, 2011

frequently includes national and international geographies. Future filings will have additional details regarding markets and local market conditions.

8.	We note that the Compensation Committee on occasion makes exceptions to payment in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Please clarify whether the Committee in fact exercised discretion in awarding compensation to any named executive officer (NEO) with respect to any element of compensation for fiscal year 2010. Refer to Item 201(b)(2)(vi) and (ix) of Regulation S-K.

The Compensation Committee did not exercise discretion in awarding compensation outside of disclosed parameters to any NEO with respect to any element of compensation for fiscal year 2010. Specific disclosure on use or non-use of discretion will be included in future filings.

Base Salary

9.	Your discussion of base salary does not indicate how you determined the base salaries for the NEOs other than Mr. Desai. Your disclosure regarding base salaries on page 10 provides little insight into how you determined Mr. Ranade’s salary at the particular amount disclosed or why the other salaries, except for Mr. Murugesh, were increased. In addition, we note minimal discussion and analysis to the effect of individual performance despite disclosure suggesting it is a significant factor considered by your Compensation Committee. Although your disclosure on pages 10 and 11 make brief reference to individual objectives in setting short term incentive compensation, it is unclear whether these objectives apply in setting base salaries. In your response letter, please provide us on an individualized basis with an expanded discussion of the qualitative elements of individual performance taken into account in setting base salaries. Your response should specify the individual goals for each NEO. In responding to this comment, please also refer to comment 9 in our prior letter to you dated August 25, 2009.

In determining the CEO’s salary the Compensation Committee considered CEO salaries as publicly disclosed in peer group companies while also taking into account an inflation factor for 2010. Salaries for other NEOs, except Mr. Murugesh, were increased consistent with published annual salary percentage increases in the peer group of companies and based upon the individual performances of the NEOs. The performance of all NEOs helped the Company achieve record revenues and profits in 2010. The competitive market in which the Company operates contains a range of base salaries for NEO positions. The Compensation Committee looks at the individual performances of NEOs in past years to determine where within the range of base salaries a particular NEO will be located. If a NEO has had stellar individual performance the NEO may be more at risk of accepting alternative employment from a competitor trying to hire away a stellar performer. This is a factor considered by the Compensation Committee is setting base salary for all NEOs. We do not disclose specific individual targets and performance against those targets due to competitive concerns. Doing so would signal our strategic focus areas and

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Mr Stephen Krikorian

September 13, 2011

impair our ability to leverage these areas for competitive advantage. Knowledge of the targets could be used by competitors to take advantage of insight into specific areas to target the recruitment of key skills and personnel from the Company. In addition to the harm of our competitors targeting our talent pool, our higher customer concentration relative to our top 3 and top 10 customers versus the customer concentration of our main competitors would make it easier for our competitors and clients to use specific objectives and performance against those objectives to understand our future targets and strategies for specific customers and allow our competitors and clients to use such specific disclosure to our detriment. Disclosing the specific objectives and performance against those objectives would give our competitors our insight to key market dynamics and areas that could be used against the Company competitively by industry consultants or competitors targeting our existing and potential customers.

STIP, page 10

10.	Please provide expanded disclosure explaining how the Compensation Committee established the initial target amounts to be awarded to each of the NEOs who received a short-term incentive award. While you disclose that the actual amounts awarded were based on a multiple of the target cash award, you do not discuss how the committee arrived at the initial target cash amount for each NEO. With a view toward providing expanded disclosure in future filings, please tell us on an individualized basis how the Compensation Committee determined the target amounts upon which the actual awards were based. In addition, to facilitate understanding, consider using a tabular or similar format in future filings to disclose the various scenarios under which grants may be made under the plan.

Future filings will include a tabular format similar to that below.

Name	Base Salary USD	TIA Base Amount USD	STIP / Base Salary
Prashant Ranade	$504,712	$252,356	50.00%
Arvind Godbole	$115,081	$38,360	33.33%
Daniel Moore	$262,000	$87,000	33.21%
Anil Jain	$210,000	$110,000	52.38%
Rakesh Khanna	$197,282	$65,761	33.33%

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Mr Stephen Krikorian

September 13, 2011

Weight						Target for First 100%
Name	GAAP Revenue	Improved Contribution	EPS	Qualitative	Total	GAAP Revenue ($Mn)	Improved Contribution	EPS	Qualitative
Prashant Ranade	50%	0%	30%	20%	100%	$455.0	$—	$2.18	Overall performance as determined by the Compensation Committee
Arvind Godbole	50%	0%	30%	20%	100%	$455.0	$—	$2.18	Lean initiatives, risk mitigation, tax refunds, compliance
Daniel Moore	50%	0%	30%	20%	100%	$455.0	$—	$2.18	Lean initiatives, compliance, litigation management and administrative duties
Anil Jain	20%	40%	20%	20%	100%	$87.5	$35.7	$2.18	Lean initiatives, delivery excellence, customer satisfaction, employee satisfaction
Rakesh Khanna	20%	40%	20%	20%	100%	$174.5	$64.7	$2.18	Lean initiatives, delivery excellence, customer satisfaction, employee satisfaction

Note:	For Messrs. Ranade, Godbole and Moore, GAAP Revenue references are to Company GAAP Revenue and for Messrs. Jain and Khanna, GAAP Revenue, Improved Contribution and New Customer references are to business unit GAAP Revenue, Improved Contribution and New Customer figures. All references to EPS are to Company EPS.

Target for Second 100%		Target for Third 100%			Actual Performance
GAAP Revenue ($Mn)	EPS	GAAP Revenue ($Mn)	New Customer	EPS	GAAP Revenue ($Mn)	EPS	Improved Contribution	New Customer	Total % Achievement

$470.0	$2.38	$495.0	$—	$2.53	$532.1	$2.73	—	—	300%

$470.0	$2.38	$495.0	$—	$2.53	$532.1	$2.73	—	—	300%

$470.0	$2.38	$495.0	$—	$2.53	$532.1	$2.73	—	—	300%

$91.0	—	$—	$3.75	—	$91.3	$2.73	$34.7	$3.91	260%

$181.5	—	$—	$7.25	—	$225.7	$2.73	$76.9	$8.3	300%

11.	It appears that the amounts awarded under this plan in 2010 constituted a significant increase over amounts awarded in 2009. Please tell us whether the amounts granted under the plan in 2010 were based on terms materially different than those extent [existent] in 2009. To the extent material changes were made under the plan, you should include a discussion of the changes and the reason for such changes.

Amounts granted in 2010 were not based on terms materially different than those existent in 2009. As disclosed on page 10 of the proxy, STIP payments are higher if Company revenue and

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Mr Stephen Krikorian

September 13, 2011

EPS are higher than established goals. In 2010 Company revenue and EPS exceeded goals by a larger amount than in 2009.

12.	It does not appear that you have discussed any individual objectives for Mr. Ranade though you disclose on page 10 that the board set performance goals for him. Please tell us, and disclose in future filings, what the performance goals for Mr. Ranade were and how his performance was assessed. Moreover, it appears that you should expand your brief references to individual objectives for other NEOs to better describe all of the material elements of individual performance and/or contribution that were taken into account in making incentive awards. For instance, please explain what “lean initiatives” refers to and consider explaining how objectives such as delivery excellence were assessed. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Mr. Ranade was brought into the Company as the new CEO in mid-year, had companywide revenue and EPS targets established as disclosed in the charts above and did not have specific qualitative objectives set by the Compensation Committee. The Compensation Committee understood that it would be working more closely with the new CEO during the remainder of the year and that it would evaluate the CEO’s individual performance based on this firsthand experience rather than under specific written qualitative objectives. In future years specific written qualitative objectives will be set and disclosed. A Lean initiative is any initiative undertaken by the individual that results in documented growth; waste elimination; increased customer satisfaction; increased employee satisfaction; learning and development; or innovation and new capabilities. Future filings will contain an increased disclosure of individual objectives. The specific individual objectives of the NEOs are contained in the table above under “Qualitative”.

13.	Please explain how you define “improved contribution of the Business Unit.”

“Improved contribution of the Business Unit” means an increase in gross margin achieved by the Business Unit on services rendered.

14.	Please tell us, and disclose in future filings, whether awards may be granted under the short-term incentive plan if none of the targets are achieved or the targets are nearly achieved, for example, at the 90% level. If awards may be granted in such circumstances, tell us whether there is a minimum amount that could be awarded in such event. If there is a minimum threshold amount that may be awarded under the plan, please revise the grants of plan-based awards to reflect this.

There are no minimum grants under the Company’s STIP if none of the targets are achieved. This information will be included in future filings.

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Mr Stephen Krikorian

September 13, 2011

LTIP, page 11

15.	It does not appear that you have provided an individualized analysis of how the Compensation Committee made compensation awards under your long-term incentive plan. While we note your brief, generalized discussions regarding policies relating to long-term equity compensation here and on page 9, your disclosure should be expanded significantly to provide substantive analysis and insight into how the Committee determined the actual award amounts for each NEO. With a view towards providing expanded disclosure in future filings, please tell us on an individualized basis how the Compensation Committee determined the specific equity awards made to your NEOs in fiscal 2010. Refer to Item 201(b)(2)(vi) of Regulation S-K.

The Compensation Committee determined the specific long-term equity compensation granted to NEOs in fiscal year 2010 under the following process. First, the Compensation Committee determined the total dollar amount of long-term equity compensation to be available for issuance for all employees other than the CEO. The Compensation Committee arrives at this dollar amount by multiplying expected operating income for the year by a factor of between 2.5% and 2.8%. To determine the total number of restricted stock units available for all employees other than the CEO, the Compensation Committee divides the total dollar amount of long-term equity compensation to be available by the twenty day average price of the Company stock as of the date of determining the total pool. The Compensation Committee then requested the recommendation of the CEO on the allocation of the total number of restricted stock units among employees.

The CEO then evaluated long-term equity compensation allocation on the basis of following parameters.

Relationship between individual’s contribution and business earnings, expected future contribution, local job market vis-à-vis retention of the individual, past performance as per the formal appraisal system, future – long term potential, job complexity, job size of the respective position, job knowledge, responsibility, authority and accountability level and overall impact on the business.

The CEO noted that Mr. Arvind Godbole has 10 years of experience with Syntel and 5 years as CFO and took into account the challenging tax environment globally, the CFO’s material involvement in the business and the robust job market in India.

For Mr. Rakesh Khanna, the CEO noted Mr. Khanna has 6 years of experience with Syntel as the BNFS President and the fact that Mr. Khanna handles the Company’s largest vertical having material impact to the Company’s overall business and the robust job market in India.

Mr. Anil Jain has 18 years of experience years with Syntel and 5 years as Insurance Unit Head. The CEO noted that Mr. Jain is in charge of the Company’s second largest vertical and the challenging business climate in insurance industry.

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Mr Stephen Krikorian

September 13, 2011

The CEO noted that Mr. Daniel Moore has 32 years of experience and 15 years with Syntel as General Counsel and took into account Mr. Moore’s handling of material litigation matters and the challenging global compliance environment.

The Compensation Committee then received and evaluated the judgment and allocation recommended by the CEO and approved the recommendations.

The factors considered by the Compensation Committee in determining the CEO grant in 2010 included the need to incent Mr. Ranade to accept the CEO position and relocate to India, the desire to ‘lock in’ Mr. Ranade for at least a 4 year period under the restricted stock unit vesting criteria, and total compensation packages received by other CEOs of comparable experience and expertise.

Expanded disclosure will be included in future filings.

Part IV

Signatures, page 45

16. Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer. See General Instruction D(2)(a) to Form 10-K. Please tell us whether the Form 10-K includes the signature of the person acting in the capacity of controller or principal accounting officer. In addition, please confirm that in future filings you will identify on the signature page the person signing in the capacity of controller or principal accounting officer.

Arvind Godbole, the Company’s Chief Financial Officer, is also the Company’s principal accounting officer. The parenthetical indicating this additional capacity in which Mr. Godbole serves was inadvertently dropped from Mr. Godbole’s signature line on the Form 10-K signature page. In future filings, the Company will include the parenthetical indicating that Mr. Godbole also serves as the Company’s principal accounting officer.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (248) 203-0859 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

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Mr Stephen Krikorian

September 13, 2011

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:	Daniel M. Moore

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